SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

         SEC File Number: 000-22963
         CUSIP Number: 0001019439




(Check One): |_| Form 10-K    |_| Form 20-F    |_| Form 11-K    |X| Form 10-Q
             |_| Form N-SAR   |_| Form N-CSR


                For Period Ended March 31, 2004
                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                [ ] Transition Report on Form N-CSR
                        For the Transition Period Ended: ________________


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         PART I - REGISTRANT INFORMATION


Big Dog Holdings, Inc.
---------------------
Full name of registrant


------------------------------
Former name if applicable


121 Gray Avenue
---------------
Address of principal executive office (Street and number)


Santa Barbara, California 93101
-------------------------------
City, state and zip code


                        PART II - RULES 12b-25(b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate.) |X|


                           (a) The reasons described in reasonable detail in
                           Part III of this form could not be eliminated without unreasonable effort or expense;


                           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


                           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III - NARRATIVE


State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)


On March 3, 2004, the Registrant purchased substantially all of the assets of The Walking Company, and is currently in the process of completing the purchase accounting to reflect this acquisition. As a result, the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 ("the "Quarterly Report") could not be completed and filed by the due date without unreasonable effort or expense. The Registrant anticipates that the Quarterly Report will be filed within the fifth calendar day following the due date pursuant to Rule 12b-25(b) under the Securities Exchange Act of 1934, as amended.


                           PART IV - OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification:

                Roberta J. Morris          (805)           963-8727
                -----------------          -----           --------
                (Name)                     (Area Code)     (Telephone Number)

2. Have all other periodic reports required under Section 13 or 15(d)of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                |X|    Yes   |_|    No

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                |X|    Yes   |_|    No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. The quarter ended March 31, 2004 will reflect the combined results of Big Dog Holdings, Inc. and the operations of The Walking Store subsequent to its acquisition on March 3, 2004. Results for the quarter will not be quantified until the accounting for the acquisition has been completed.

                             Big Dog Holding, Inc.
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:        May 14, 2004       By:       /s/ Roberta J. Morris
             ------------                 ---------------------
                                Name:     Roberta J. Morris
                                Title:    Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).



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